                                                                      Exhibit 12
Computation of Ratios of
Earnings to Fixed Charges    American International Group, Inc. and Subsidiaries

(in thousands, except ratios)
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YEARS ENDED DECEMBER 31,                                              1994         1993         1992         1991         1990
==============================================================================================================================
Income before income taxes and cumulative effect of
  accounting changes                                            $2,951,979   $2,601,081   $2,137,048   $2,022,575   $1,811,534
Less-Equity income of less than 50% owned persons                   54,091       43,966       40,148       35,534       31,774
Add-Dividends from less than 50% owned persons                       4,660        4,349        5,147        4,444        3,525
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                                                                 2,902,548    2,561,464    2,102,047    1,991,485    1,783,285
Add-Fixed charges                                                1,408,266    1,213,487    1,233,132      977,816      672,500
Less-Capitalized interest                                           46,023       42,699       38,725       40,313       13,772
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Income before income taxes, cumulative effect of
  accounting changes and fixed charges                          $4,264,791   $3,732,252   $3,296,454   $2,928,988   $2,442,013
==============================================================================================================================
Fixed charges:
  Interest costs                                                $1,335,300   $1,146,654   $1,166,732   $  911,349   $  616,333
  Rental expense*                                                   72,966       66,833       66,400       66,467       56,167
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Total fixed charges                                             $1,408,266   $1,213,487   $1,233,132   $  977,816   $  672,500
==============================================================================================================================
Ratio of earnings to fixed charges                                    3.03         3.08         2.67         3.00         3.63
==============================================================================================================================

* The proportion deemed representative of the interest factor.

The ratios shown are significantly affected as a result of the inclusion of the fixed charges and operating results of AIG Financial Products Corp. and its subsidiaries (AIGFP). AIGFP structures borrowings through guaranteed investment agreements and engages in other complex financial transactions, including interest rate and currency swaps. In the course of its business, AIGFP enters into borrowings that are primarily used to purchase assets that yield rates greater than the rates on the borrowings with the intent of earning a profit on the spread and to finance the acquisition of securities utilized to hedge certain transactions. The pro forma ratios of earnings to fixed charges, excluding the effects of the operating results of AIGFP, are 5.23, 5.66, 5.15,
5.40 and 7.27 for 1994, 1993, 1992, 1991 and 1990, respectively. As AIGFP will continue to be a subsidiary, AIG expects that these ratios will continue to be lower than they would be if the fixed charges and operating results of AIGFP were not included therein.





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